Exhibit 99.1

Quarterly Report
Second Quarter - Fiscal 2008

YM BioSciences Inc.
Letter to Shareholders
Fiscal 2008 Second Quarter, ended December 31th, 2007

Dear Shareholders:

Highlighting our second fiscal quarter, we completed enrollment in our Phase II colorectal cancer study combining nimotuzumab, our humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR), with irinotecan in 59 patients. We anticipate reporting data from this patient group in the first half of calendar 2008. This trial is one of many being conducted around the world in a coordinated effort by YM and its licensees to extend the number of indications in which nimotuzumab has the prospect of being best-in-class.

In Japan, our licensee, Daiichi-Sankyo Co., Ltd., completed preliminary safety trials with nimotuzumab during the quarter and will now evaluate the drug in more advanced trials in 2008. Additionally, the Department of Medical Oncology, Kinki University School of Medicine, reported data on the positive effect of nimotuzumab plus radiation on EGFR-expressing cancer cells and the inhibition of ligand-dependant downstream signaling.

In Europe, data from the fully recruited Phase III trial in children with inoperable brain cancer conducted by our licensee, Oncoscience AG, if positive, are expected to be submitted to the EMEA for marketing approval during 2008, building on a submission based on earlier stage data that Oncoscience made to EMEA in late 2007. During the quarter, Oncoscience also continued to enroll patients in a Phase III randomized trial in adult glioma and a Phase IIb/IIIa randomized trial in patients with advanced pancreatic cancer. These studies are designed to be supportive of registration. In addition, YM has received clearance from Health Canada to extend the Phase IIb/IIIa pancreatic cancer study into Canada.

To date, nimotuzumab has principally been developed within radiation-based regimens in which it has demonstrated significant efficacy without the serious side-effects of the other drugs in its class. In fact, the FDA recently required a competing anti-EGFR antibody to carry a label warning that serious reactions, including sudden death, could occur when it is administered with radiation.  To date, nimotuzumab has not demonstrated any of these serious reactions and the drug together with radiation has been approved in India and other jurisdictions for the treatment of glioma and head & neck cancers while additional trials have explored the utility of this combination therapy in pediatric glioma, adult glioma and non-small-cell lung cancer. As well, studies investigating the prospects of a broadened approach into chemotherapeutic applications are being conducted in colorectal and pancreatic cancers.

The quarter also involved significant regulatory activity for AeroLEF™, our proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. YM received clearance from the FDA in 2007 to initiate a Phase II Acute Pain Study (AP5) of AeroLEF™ in the US in opioid-tolerant or opioid-naïve patients. Subsequent to the end of the second quarter, YM received a letter from the FDA informing the Company that, upon re-review of data YM had submitted for its IND submission, the Phase II study had been placed on clinical hold.  The FDA has requested additional safety information on specific patients in previous clinical studies. The additional requested data is limited to a small group of patients that experienced oxygen desaturation, an effect common to a class of opioids including fentanyl. None of the patients of interest in the prior studies had required pharmacological intervention for the events. The Company is conducting a subgroup analysis on these patients for submission to the FDA in support of the resolution of the matter. To date, no patients have been dosed in the US AP5 study and there are no other clinical trials involving AeroLEF™ currently ongoing. We are confident we can provide the information that the FDA has requested in a timely manner.

It is important to note that this Phase II trial was designed to be conducted in parallel with the Phase III discussions with the FDA and not be rate-limiting to the regulatory timeline for the product. During the second quarter we continued to prepare for a Phase III trial targeted for initiation in 2008 and, subsequent to the end of the second quarter, YM BioSciences held its scheduled End-of-Phase 2 (EoP2) meeting with the FDA as planned.

Nimotuzumab and AeroLEF™ are both important products with potential to significantly enhance patient care. We are committed to successfully developing these products and I look forward to reporting our progress to you. On behalf of the Board of Directors, I would like to thank all of our employees and shareholders for your ongoing support.

Sincerely,

David G.P. Allan
Chairman and CEO
YM BioSciences Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended December 31, 2007

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three and six months ended December 31, 2007 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2007, 2006, 2005, and the notes thereto.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP) for interim financial statements. These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 10 to the unaudited consolidated interim financial statements for the three months and six months ended December 31, 2007. All amounts presented are in Canadian dollars unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is a development stage company engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies, and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and taking them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain partners, on behalf of its joint venture. These will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended December 31,			Six months ended December 31,
	2007	2006	Change	2007	2006	Change

Out-licensing revenue	$1,155,833	$1,196,126	$(40,293)	$2,282,766	$2,056,824	$225,942
Interest income	727,242	801,673	(74,431)	1,417,634	1,696,385	(278,751)

Operating Expenses:
General and administrative	2,075,506	1,950,975	124,531	4,109,516	3,831,865	277,651
Licensing and product development	4,220,627	8,466,106	(4,245,479)	7,765,486	16,330,971	(8,565,485)

Loss for the period	(4,479,888)	(8,352,471)	3,872,583	(8,104,197)	(18,051,328)	9,947,131
Deficit, beginning of period,	(121,921,050)	(96,265,358)	(25,655,692)	(118,296,741)	(86,566,501)	(31,730,240)
Deficit, end of period	$(126,400,938)	$(104,617,829)	$(21,783,109)	$(126,400,938)	$(104,617,829)	$(21,783,109)

Basic and diluted loss per common share	$(0.08)	$(0.15)	$0.07	$(0.15)	$(0.32)	$0.17

Total Assets	$71,783,722	$95,782,136	$(23,998,414)	$71,783,722	$95,782,136	$(23,998,414)

RESULTS OF OPERATIONS

Three and six months ended December 31, 2007 compared to three and six months ended December 31, 2006

Out-licensing Revenue
Revenue from out-licensing has decreased by $40K for the three months ended December 31, 2007 compared to the three months ended December 31, 2006, but has increased by $226K for the six months ended December 31, 2007 compared to the six months ended December 31, 2006. The increase in revenue for the six month period is due to the out-licensing agreement entered into at the end of July 2006 with Daiichi Pharmaceutical Co., Ltd, a subsidiary of Daiichi Sankyo Co., Ltd. The agreement licensed the commercial rights for Nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227M. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of required collaboration of four years.

Interest Income
Interest income has decreased by $74K and $279K respectively, in the three month and six months ended December 31, 2007 and compared to the same periods ended December 31, 2006. Interest income is decreasing as the Company draws on its cash balances to fund its operations.

Licensing and Product Development Expenses
Licensing and product development expenses for the three months ended December 31, 2007 decreased by $4.245M  and for the six months ended December 31, 2007 decreased by $8.565M compared to the same periods last year. The change is mainly the result of reduced development activity in tesmilifene which failed a Phase III trial in January 2007 and reduced clinical development costs for Nimotuzumab and AeroLEF™ as some trials finished and others are just starting up.

Tesmilifene
Costs related to research and development activities for tesmilifene for the three month period ended December 31, 2007 decreased by $2.115M to $224K compared to $2.339M for the comparable period last year. Year-to-date costs have decreased by $3.266M to $668K compared to $3.934M for the same period in the prior year. In the first half of the last fiscal year the Company was completing a Phase III trial and gearing up for a FDA submission. With the termination of this study, development of tesmilifene halted at the end of January 2007 except for completing the PK studies, and as a result the development costs in fiscal 2008 to date are significantly lower compared to the same period last year.

Nimotuzumab
Costs associated with development activities for nimotuzumab decreased by $1.345M to $1.080M and by $2.979M to $1.924M for the three months ended and for the six months ended December 31, 2007 respectively compared to the same periods in the prior year.   Last year included expenses that were not repeated in the current year, including clinical trial costs for the completed head and neck trial and one time costs associated with obtaining the Daiichi contract in July 2006.

AeroLEF™
Costs associated with development activities for AeroLEF™ increased by $291K to $814K for the three month period ended December 31, 2007 compared to $523K for the same period in the prior year. The increase in costs are a result of the manufacturing of drugs and other preparations required for the clinical trial in post-surgical pain.  For the six month period ended December 31, 2007 costs have decreased by $332K. This is mainly due to decreased costs related to the Phase II trial in acute pain which was completed at the end of the second quarter of fiscal 2007.

General and Administrative Expenses
General and administrative expenses have increased by $125K for the three month period and by $278K for the six month period ended December 31, 2007 compared to the same periods in the prior year. This is mainly due to the issue of stock options to employees in September 2007. Stock option expense decreased by $16K from $473K to $457K for the three month period ended December 31, 2007, but has increased by $510K from $993K to $1.503M for the six month period ended December 31, 2007. This increase has been offset by reductions in other expenses such as consulting and legal costs.

SUMMARY OF QUARTERLY RESULTS

	Revenue(1)	Net Loss	Basic and diluted loss per common Share
December 31, 2007	$1,883,075	$(4,479,888)	$(0.08)
September 30, 2007	$1,817,325	$(3,624,309)	$(0.06)
June 30, 2007	$1,899,229	$(4,749,837)	$(0.08)
March 31, 2007	$1,175,533	$(8,929,074)	$(0.16)
December 31, 2006	$1,997,799	$(8,352,471)	$(0.15)
September 30, 2006	$1,755,410	$(9,698,858)	$(0.17)
June 30, 2006	$1,072,000	$(8,581,990)	$(0.16)
March 31, 2006	$684,456	$(5,772,479)	$(0.13)

Note:
(1)
Effective July 1, 2007, the Company adopted CICA Handbook Sections 1530, 3855, 3861, and 3865 relating to financial instruments retrospectively, without restatement. There was no effect to the Company’s opening balances as a result of the change in accounting policy.

In general, revenue has increased over the last eight quarters as a result of new out-licensing agreements with third parties and interest earned from increased cash and short-term investments resulting from the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006. Development activity had increased until the termination of the Phase III DEC trial in metastatic breast cancer on January 30, 2007. It is inherent in the development of drug products that planned expenditures vary depending on results achieved. Our current plans call for an increase in expenditures for both Nimotuzumab and AeroLEF and as a result, the total annual licensing and product development costs are expected to be similar in amount to recent years.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of which will depend substantially on results of the product development programs.

The Company’s cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The interim consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  The interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of $4.91 (US$4.25) for total gross proceeds of $46.305M (US$40.105M).    Net proceeds after costs amounted to approximately $42.623M. The Company intends to use the net proceeds to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies. The Company’s Cuban originated products and technologies are all related to nimotuzumab. As at December 31, 2007 the remaining restricted proceeds were approximately $6.211M and unrestricted cash and short-term deposits totaled approximately $59.683M.

On May 9, 2006, with the acquisition of Eximias, the Company obtained approximately $34.5M in cash and an experienced workforce in exchange for approximately 5.6 million common shares. Of the total purchase price paid, $3.3M was comprised of 474,657 common shares valued at $3.0M and $300K in cash was held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction. On January 30, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and concluded that there was no longer a foreseeable future benefit.

As at December 31, 2007 the Company had cash and cash equivalents and short-term deposits totaling $65.894M and payables and accrued liabilities totaling $2.201M compared to $75.572M and $3.273M respectively at June 30, 2007.  The Company’s short-term deposits consist principally of highly liquid deposit certificates with an R1 or equivalent rating, with terms not exceeding one year from the date of acquisition. These financial instruments have been classified as held-for-trading and all gains and losses are included in loss for the period in which they arise.

Taking into consideration the restricted and unrestricted cash and short-term deposits, management believes that the cash and short-term deposits at December 31, 2007 are sufficient to support the Company’s activities beyond the next 12 months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of December 31, 2007 no amounts are owing and the amount of future fees is not determinable.

In November 2007 the Company entered into a contract for management services relating to a pediatric pontine glioma clinical trial for Nimotuzumab in the U.S. at an expected cost of $1.285M (U.S. $1.297M) of which $238K has been paid as at December 31, 2007 and the remaining $1.047M has yet to be incurred. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at December 31, 2007, the Company is currently opening sites and is in the process of screening patients.

In May 2007 the Company entered into a contract for management services relating to a colorectal clinical trial for Nimotuzumab at an expected cost of $1.323M of which $541K has been paid as at December 31, 2007 and the remaining $782K has yet to be incurred. The Company may cancel the contract with 30 days notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at December 31, 2007 the recruitment portion of the study has been completed.

The Company is also conducting a pharmacokinetic clinical trial evaluating tesmilifene with taxotere.  In June 2005 the Company entered into a contract for management services in the amount of $464K ($468K USD). Of this amount, $289K has been paid as at December 31, 2007 and the remaining $175K has yet to be incurred. Either party may cancel the contract with 30 days’ notice.  If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price.  The recruitment and pharmacokinetic portion of the study have been completed. Some of the patients have continued to receive treatment and are being followed for survival.

In addition to the above three contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceed $1 million, totaling approximately $4.958M of which $1.051K has been paid as at December 31, 2007 and the remaining $3.907M has yet to be incurred. Any early termination penalties can not exceed the amount of the contract committed.

The Company plans to expend funds to continue the clinical development of nimotuzumab and AeroLEF™.  There are also ongoing activities directed at out-licensing commercial rights for these products.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Annual Information Form dated September 24, 2007 in respect of the fiscal year ended June 30, 2007. These risk factors include: (i) the Company being in an early stage of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

OUTLOOK

 YM is the licensee for nimotuzumab for Europe, North America, Japan and certain other Asian countries and owns AeroLEF™, its other principal product in development.

Recruitment in a Phase III trial in nimotuzumab in first-line therapy for pediatric pontine glioma was reported by our sub-licensee, Oncoscience AG in Germany to have been concluded in August 2007. Data from this trial is expected in calendar Q2/Q3 2008 and, if positive, are expected to be submitted to EMEA for market approval. Oncoscience has also announced that first patients have been recruited into a Phase III trial for the treatment of adults with glioma and into a Phase IIb/IIIa trial for patients with advanced pancreatic cancer for which indication YM has also received clearance in Canada.

YM presented preliminary data from a Phase I/II trial of nimotuzumab in patients with non-small-cell lung cancer (NSCLC) unfit for radical chemotherapy at the 12th World Conference on Lung Cancer in September 2007. The data were sufficiently encouraging to suggest that the trial should move forward into the Phase II tranche. If final data confirm the continuation into Phase II that trial would be expected to initiate in mid calendar year 2008. We may, as an alternative currently under review, consider a chemo-radiation study with nimotuzumab targeting a larger patient population in cooperation with a number of our licensees. We are undertaking our first trial in colorectal cancer combining nimotuzumab with chemotherapy in irinotecan-resistant patients. Recruitment of the first cohort of 50 patients was completed in December 2007 and data from the trial is expected in calendar Q2 2008. YM has received clearance from the FDA and Health Canada for a Phase II, second-line trial in children with advanced diffuse, intrinsic pontine glioma (DIPG) and sites in the US and Canada are open for recruitment.

Daiichi Sankyo Co., Ltd., our Japanese licensee for nimotuzumab, reported completion of its Phase I clinical trial of nimotuzumab for the treatment of solid tumours in December 2007 and informed us of its intention to proceed into late-stage trial.

In order to progress nimotuzumab’s development rapidly, YM’s sub-licensees in Japan, Korea, Singapore/Indonesia and Europe together with other CIMAB S.A. licensees in India, China and South America, have agreed to share in a common clinical development pathway globally for a number of cancers. Trials are expected to be announced by the various licensees, acting cooperatively with common protocols which cooperation would result in the rapid recruitment of patients and the reduction of cost to each participant.

A randomized, Phase IIb trial of AeroLEF™, our proprietary, patient-controlled, inhaled-delivery composition of free and liposome-encapsulated fentanyl for the treatment of moderate to severe pain, was completed successfully and the first US IND for AeroLEF™ was cleared by the FDA in 2007. In January 2008, the FDA placed a “clinical hold” on the previous cleared trial in order to re-review data contained in the original submission. YM expects to be able to respond to issues raised by the FDA within calendar Q1 2008. An End-of-Phase II meeting to discuss the prospective Phase III designs with the FDA occurred in January 2008. If protocols are cleared, Phase III trials could commence in during calendar 2008.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required.

Intangible asset
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated useful life of seven years for technologies acquired. The estimated useful life of the intangible asset is considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
In fiscal 2005, the Company adopted the fair value-based method of accounting for stock-based compensation and retroactively applied this method to all employee stock options granted on or after July 1, 2002, and restated prior periods.  The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credit, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

NEW ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the consolidated financial statements for the year ended June 30, 2007 except for the following new accounting pronouncements which have been adopted:

Accounting Changes
On July 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1506, Accounting Changes. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and or relevant information. These recommendations also require 1) changes in accounting policy to be applied retrospectively unless doing so is impracticable; 2) prior period errors to be corrected retrospectively; 3) enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements; and 4) the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

Financial Instruments
On July 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of the following five categories: held-for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair value with the exception of held-to-maturity investments, loans and receivables, and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for trading investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is derecognized or impaired.

As a result of the adoption of these new standards, the Company has classified its cash and short-term investments as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accruals are classified as other financial liabilities.

Adoption of these standards was on a retrospective basis without restatement of prior periods.

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in gain/(loss) on financial instruments . These embedded derivatives are measured at fair value with changes therein recognized in the statement of operations.

The Company selected July 1, 2003 as the transition date for embedded derivatives. Accordingly, only contracts or financial instruments entered into or modified after the transition date were examined for embedded derivatives. As at July 1, 2007, the Company identified embedded derivatives in foreign currency derivatives in product out-licensing contracts that were based on a foreign currency that was not the functional currency of the Company or the third parties associated with the contracts. However, such embedded derivatives have been determined to be of nominal value and therefore, have not been measured at fair value in the Company’s financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued but not yet effective:

Capital Disclosures
CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Disclosures
CICA Handbook Section 3862, Financial Instruments - Disclosures, increases the disclosures currently required and will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Presentation
CICA Handbook Section 3863, Financial Instruments - Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

General Standards on Financial Statement Presentation
CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company for interim and annual financial statements beginning on or after January 1, 2008, and specifically July 1, 2008 for the Company.  The Company does not expect the adoption of these changes to have an impact on its financial statements.

International Financial Reporting Standards
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company’s financial statements has not been determined.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in Multilateral Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2007 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the three months and six months ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2007, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the three months and six months ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

Share Data as at December 31, 2007:	Outstanding	Number
Common shares	$172,921,153	55,835,356
Warrants	$4,553,308	5,799,765

            Note 1: If all warrants were to be exercised, 5,799,765 shares would be issued for an aggregate consideration of $14,169,753
             Note 2: In addition to the 55,835,356 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones. They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

Dated: February 6, 2008

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	June 30,
	2007	2007
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents (note 3)	$11,519,666	$5,847,351
Short-term deposits (note 3)	54,374,575	69,724,438
Accounts receivable	893,868	370,011
Prepaid expenses	233,683	347,010
	67,021,792	76,288,810

Capital assets	166,251	325,040

Intangible assets (note 4)	4,595,679	5,125,950

	$71,783,722	$81,739,800

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$618,030	$1,169,211
Accrued liabilities	1,582,535	2,103,755
Deferred revenue (note 5)	4,623,340	4,702,132
	6,823,905	7,975,098

Deferred revenue (note 5)	6,725,925	8,929,900

Shareholders' equity:
Share capital (note 8)	172,921,153	172,921,153
Share purchase warrants (note 7)	4,553,308	4,553,308
Contributed surplus	7,160,369	5,657,082
Deficit accumulated during the development stage	(126,400,938)	(118,296,741)
	58,233,892	64,834,802

Basis of presentation (note 1)
Commitments (note 9)
	$71,783,722	$81,739,800

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)
Out-licensing revenue (note 5)	$1,155,833	$1,196,126	$2,282,766	$2,056,824	$8,589,811
Interest income	727,242	801,673	1,417,634	1,696,385	9,547,023
	1,883,075	1,997,799	3,700,400	3,753,209	18,136,834

Expenses:
General and administrative	2,075,506	1,950,975	4,109,516	3,831,865	40,196,051
Licensing and product development	4,220,627	8,466,106	7,765,486	16,330,971	98,561,869
Impairment	-	-	-	-	1,829,538
	6,296,133	10,417,081	11,875,002	20,162,836	140,587,458

Loss before the undernoted	(4,413,058)	(8,419,282)	(8,174,602)	(16,409,627)	(122,450,624)

Gain (loss) on foreign exchange	(29,773)	112,891	14,132	27,074	(349,050)

Gain on short-term deposits	33,086	-	126,416	-	126,416

Loss on marketable securities	-	-	-	-	(1,191,329)

Loss on disposal of capital assets	(70,143)	-	(70,143)	-	(70,143)

Loss before income taxes	(4,479,888)	(8,306,391)	(8,104,197)	(16,382,553)	(123,934,730)

Income taxes	-	46,080	-	1,668,775	1,676,075

Loss and comprehensive loss for the period	$(4,479,888)	$(8,352,471)	$(8,104,197)	$(18,051,328)	$(125,610,805)

Basic and diluted loss per common share	$(0.08)	$(0.15)	$(0.15)	$(0.32)

Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition	55,835,356	55,782,023	55,835,356	55,782,009

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)
Deficit accumulated during the development stage, beginning of period	$(121,921,050)	$(96,265,358)	$(118,296,741)	$(86,566,501)	$-

Cost of purchasing shares for cancellation in excess of book value	-	-	-	-	(790,133)

Loss for the period	(4,479,888)	(8,352,471)	(8,104,197)	(18,051,328)	(125,610,805)

Deficit accumulated during the development stage, end of period	$(126,400,938)	$(104,617,829)	$(126,400,938)	$(104,617,829)	$(126,400,938)

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Loss for the period	$(4,479,888)	$(8,352,471)	$(8,104,197)	$(18,051,328)	$(125,610,805)
Items not involving cash:
Amortization of capital assets	51,436	25,352	85,583	50,699	524,372
Amortization of intangible assets	265,136	633,050	530,271	1,266,101	3,850,229
Impairment of intangible asset	-	-	-	-	1,829,538
Loss on disposal of capital assets	70,143	-	70,143	-	70,143
Loss on marketable securities	-	-	-	-	1,191,329
Unrealized gain on financial instruments	77,251	-	6,874	-	6,874
Stock-based employee compensation	456,659	473,369	1,503,287	992,584	7,656,763
Stock-based consideration	-	-	-	-	292,750
Warrants-based consideration	-	-	-	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(427,522)	(193,290)	(410,530)	674,964	(98,829)
Accounts payable, accrued liabilities and deferred revenue	(1,160,302)	(452,558)	(3,355,168)	12,790,945	10,308,186
	(5,147,087)	(7,866,548)	(9,673,737)	(2,276,035)	(99,924,675)
Financing activities:
Issuance of common shares on exercise of warrants	-	-	-	1,875	4,371,555
Repayment of debenture	-	-	-	-	(1,469,425)
Net proceeds from issuance of shares and warrants	-	-	-	-	123,276,729
Issuance of common shares on exercise of options	-	-	-	-	2,516,246
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	-	-	(1,029,679)
	-	-	-	1,875	125,035,054
Investing activities:
Purchase and sale of short-term deposits, net	(3,951,708)	(13,888,114)	15,342,989	20,071,471	(54,187,524)
Proceeds on sale of marketable securities	-	-	-	-	1,404,450
Additions to capital and intangible assets	(35,933)	(66,647)	(35,933)	(68,277)	(613,248)
Proceeds from sale of capital assets	38,996	-	38,996	-	38,996
	(3,948,645)	(13,954,761)	15,346,052	20,003,194	(53,357,326)
Increase (decrease) in cash and cash equivalents	(9,095,732)	(21,821,309)	5,672,315	17,729,034	(28,246,947)

Net cash assumed on acquisition	-	-	-	-	39,766,613

Cash and cash equivalents, beginning of period	20,615,398	42,285,660	5,847,351	2,735,317	-

Cash and cash equivalents, end of period	$11,519,666	$20,464,351	$11,519,666	$20,464,351	$11,519,666

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)
Supplemental cash flow information:
Non-cash items:
Issuance of shares from escrow on Delex acquisition	$-	$-	$-	$-	$11,326,981
Issuance of common shares on Eximias acquisition	-	-	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	-	-	-	100,000

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements, which, except as described in note 10 conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP").  Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2007.  These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2007, except as noted in note 2.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which in the opinion of management are necessary for a fair presentation of the results for the interim period presented.  Operating results for the three months and six months ended December 31, 2007 are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2008.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations.  Since inception, the Company has concentrated on licensing and product development.  It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

1.	Basis of presentation (continued):

Taking into consideration the restricted and unrestricted cash and short-term deposits detailed in note 3 to the unaudited interim consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

2.	Changes in accounting policies:

These interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the consolidated financial statements for the year ended June 30, 2007, except for the following new accounting pronouncements, which have been adopted effective July 1, 2007:

(a)	Accounting changes:

On July 1, 2007, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1506, Accounting Changes.  Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and/or relevant information. These recommendations also require:  (i) changes in accounting policy to be applied retrospectively unless doing so is impracticable; (ii) prior period errors to be corrected retrospectively; (iii) enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements; and (iv) the disclosure of new primary sources of generally accepted accounting principles that have been issued but are not yet effective.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

2.	Changes in accounting policies (continued):

(b)	Financial instruments:

On July 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges.  These new Handbook sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.  Section 1530 also establishes standards for reporting and displaying comprehensive income.  Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are to be classified into one of the following five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair value with the exception of held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification.  Held-for-trading investments are measured at fair value and all gains and losses are included in net income in the period in which they arise.  Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is derecognized or impaired.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

2.	Changes in accounting policies (continued):

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents and short-term deposits as held-for-trading.  Receivables are classified as loans and receivables.  Accounts payable and accruals are classified as other financial liabilities.  The Company has not recognized any amounts through comprehensive income for the three months and six months ended December 31, 2007.

Adoption of these standards was on a retroactive basis without restatement of prior periods.

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined instrument or contract is not measured at fair value.  These embedded derivatives are measured at fair value with changes therein recognized in the statement of operations.

The Company selected July 1, 2003 as the transition date for embedded derivatives.  Accordingly, only contracts or financial instruments entered into or modified after this date were examined for embedded derivatives.  As at July 1, 2007, the Company identified embedded derivatives in foreign currency product out-licensing contracts that were based on a foreign currency that was not the functional currency of the Company or the third parties associated with the contracts.  However, such embedded derivatives have been determined to be of nominal value and, therefore, have not been measured at fair value in the Company's financial statements.

3.	Cash and cash equivalents and short-term deposits:

As a condition of the February 16, 2006 issuance of common shares, the Company must use the net proceeds of $42,622,618 raised to fund drug development activities unrelated to Cuba or for general corporate purposes unrelated to the Cuban licensed products and technologies.  As at December 31, 2007, the remaining restricted proceeds are $6,211,273.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

3.	Cash and cash equivalents and short-term deposits (continued):

Management believes that the unrestricted cash and cash equivalents and short-term deposits at December 31, 2007 of $59,682,968 are sufficient to fund all future activities including those related to products licensed from Cuba for at least the next 12 months.

The Company's short-term deposits consist principally of highly liquid deposit certificates with an R1 or equivalent rating, with terms not exceeding one year from the date of acquisition and have effective yields ranging from 4.0% to 4.6%.  These financial assets have been classified as held-for-trading, carried at fair value, and all changes in fair value are included in net income in the period in which they arise.

4.	Intangible assets:

		Accumulated	Net book
December 31, 2007	Cost	amortization	value
Acquired technologies	$7,348,185	$2,752,506	$4,595,679

		Accumulated		Net book
June 30, 2007	Cost	amortization	Impairment	value
Acquired technologies	$7,348,185	$2,222,235	$-	$5,125,950
Workforce	2,927,261	1,097,723	1,829,538	-

	$10,275,446	$3,319,958	$1,829,538	$5,125,950

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

5.	Out-licensing agreements:

The following table reflects out-licensing agreements entered into with third parties for the development of the Company's products:

									Period from
									inception on
					Revenue recognized				August 17,
			Deferred revenue		Three months ended		Six months ended		1994 to
Date of		Initial	December 31,	June 30,	December 31,		December 31,		December 31,
agreement	Product	license fee	2007	2007	2007	2006	2007	2006	2007

November 3, 2006	Tesmilifene	$230,400	$170,800	$180,800	$8,400	$19,200	$10,000	$19,200	$59,600
July 25, 2006	Nimotuzumab	16,226,950	10,479,905	12,508,273	1,014,184	1,014,184	2,028,368	1,690,307	5,747,045
January 20, 2006	Nimotuzumab	1,152,788	384,263	576,394	96,064	96,066	192,130	192,132	768,525
August 30, 2005	Nimotuzumab	441,792	119,652	161,071	27,613	32,214	41,419	69,030	322,140
January 26, 2005	Tesmilifene	620,311	194,645	205,494	9,572	34,462	10,849	86,155	425,666
July 13, 2004	Nimotuzumab	-	-	-	-	-	-	-	1,266,835

		$18,672,241	$11,349,265	$13,632,032	$1,155,833	$1,196,126	$2,282,766	$2,056,824	$8,589,811

Under the terms of the agreements, the Company continues to be involved in the development of its product and is not required to fund any development in the licensed territory.  The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.  Initial license fee revenue is non-refundable and is deferred and recognized over the estimated period of collaboration required.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

6.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.  The option exercise prices range from $1.27 to $5.74.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Three months ended		Six months ended
	December 31,		December 31,
	2007	2006	2007	2006
Number of options issued	15,000	67,500	2,000,290	122,500
Risk-free interest rate	4.0% - 4.36%	4.07%	4.0% - 4.36%	4.07%
Volatility factor	73.4% - 73.7%	59.8%	73.4% - 73.9%	51.0% - 59.8%
Expected life of options	8 years	10 years	8 years	10 years
Vesting period (months)	24	24	24	24
Weighted average fair value of options granted	$0.96	$1.53	$1.15	$1.43
Fair value of options	$14,356	$103,085	$2,299,394	$175,135

Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months and six months ended December 31, 2007 for stock-based employee compensation awards was $456,659 and $1,503,287 (2006 - $473,369 and $992,584), respectively.

The fair value of options granted is being expensed over the vesting period of the options.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

6.	Stock-based compensation (continued):

Stock options:

The following table reflects the activity under the stock option plan for the three months and six months ended December 31, 2007 and the share options outstanding at the end of the period:

		Weighted
		average
	Number	exercise price
Outstanding, June 30, 2007	4,196,205	$3.63
Granted	1,985,290	1.53
Cancelled/forfeited	(25,833)	1.70

Outstanding, September 30, 2007	6,155,662	2.95
Granted	15,000	1.40
Cancelled/forfeited	(53,417)	3.05

Outstanding, December 31, 2007	6,117,245	2.94

Exercisable, December 31, 2007	4,229,812	$3.22

7.	Share purchase warrants:

The Company has issued warrants for the purchase of common shares, for a specified price for a specific period of time.  Nominal value was ascribed to the warrants issued on or prior to June 30, 2002.  Warrants issued after that date have been valued on a relative fair value basis using the Black-Scholes fair value option pricing model.  The following table contains information regarding the warrants to acquire common shares outstanding as at December 31, 2007.  As at December 31, 2007, all outstanding warrants were exercisable.

		Weighted	Balance
		average	sheet
	Number	exercise price	amount
Outstanding, June 30, 2007	8,972,277	$2.89	$4,553,308
Expired	3,172,512	3.70	-

Outstanding, September 30, 2007 and December 31, 2007	5,799,765	2.44	$4,553,308

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

8.	Share capital:

Issued:

	Number of
	shares	Amount
Common shares:
Issued on incorporation, August 17, 1994	7	$1
Issued to founding shareholders during fiscal 1996	4,204,250	224,457
Issued on private placement, August 1996	125,009	10,000
Issued on exercise of special warrants, June 1997	4,484,613	13,167,901
Issued on private placement, August 1997	272,250	1,139,366
Issued on private placement, March/April 2000	3,813,840	15,366,701
Issued pursuant to licensing agreement, November 2000	50,000	450,000
Issued pursuant to a licensing agreement, October 2001	25,000	225,000
Conversion of preferred shares, June 12, 2003	4,462,800	14,080,858
Issued on the exercise of special warrants, February 2004	10,895,658	13,321,181
Shares repurchased for cancellation	(188,900)	(84,011)
Issued on exercise of stock options	46,125	119,531
Issued on exercise of warrants	118,939	320,929
Issued on exercise of compensation options	375,000	1,500,000

Balance, June 30, 2004	28,684,591	59,841,914
Shares repurchased for cancellation	(300,500)	(206,577)
Issued on exercise of special warrants, September 30, 2004	6,601,588	17,390,826
Issued on exercise of options	61,110	166,540
Issued on exercise of warrants	124,801	432,402
Issued on acquisition of Delex, May 2, 2005	3,412,698	9,862,697

Balance, June 30, 2005	38,584,288	87,487,802
Issued on exercise of options	395,967	1,286,170
Issued on exercise of warrants	1,311,008	4,397,499
Issued from escrow pursuant to Delex acquisition agreement	396,825	1,464,284
Issued pursuant to licensing agreement	26,316	100,000
Issued pursuant to public offering, February 2006	9,436,471	42,622,618
Issued on acquisition of Eximias, May 9, 2006	5,630,648	35,413,171

Balance, June 30, 2006	55,781,523	172,771,544
Issued on exercise of options	3,333	15,554
Issued on exercise of warrants	50,500	134,055

Balance, June 30, 2007, September 30, 2007 and December 31, 2007	55,835,356	$172,921,153

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

9.	Commitments:

In June 2005, the Company entered into a contract for management services relating to a pharmacokinetic clinical trial to evaluate tesmilifene with taxotere at an expected cost of $463,802 (U.S. $467,872).  Of this amount, $289,156 has been paid as at December 31, 2007 and the remaining $174,646 has yet to be incurred.  Either party may cancel the contract within 30 days' notice.  If the Company cancels, it is obligated for services rendered by the Clinical Research Organization ("CRO") through to the effective date of termination and a penalty equal to 10% of the remainder of the contract price.

In May 2007, the Company entered into a contract for management services relating to a colorectal clinical trial for nimotuzumab at an expected cost of $1,322,917, of which $540,978 has been paid as at December 31, 2007 and the remaining $781,939 has yet to be incurred.  The Company may cancel the contract with 30 days' notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement.

In November 2007, the Company entered into a contract for management services relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at an expected cost of $1,285,329 (U.S. $1,296,609), of which $237,950 has been paid as at December 31, 2007 and the remaining $1,047,379 has yet to be incurred.  The Company may cancel the contract with 30 days' notice and is obligated for services rendered by the CRO through to the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to the above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceed $1,000,000, totalling approximately $4,958,009, of which approximately $1,050,864 has been paid as at December 31, 2007 and the remaining $3,907,145 has yet to be incurred.  Any early termination penalties can not exceed the amount of the contract commitment.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences:

The unaudited interim consolidated financial statements of the Company as at and for the three months and six months ended December 31, 2007 and 2006 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in certain respects from United States GAAP.  The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's unaudited interim consolidated financial statements as at and for the three months and six months ended December 31, 2007 and 2006.

The significant differences affecting the unaudited interim consolidated financial statements are consistent with those described in note 16 of the June 30, 2007 annual consolidated financial statements and are as noted below:

(a)	Development stage enterprise:

United States GAAP requires certain additional disclosures for development stage enterprises.  These require cumulative amounts from the enterprise's inception to be presented.  For ease of presentation, these disclosures have been disclosed in the unaudited interim consolidated statements of operations, deficit accumulated during the development stage and cash flows and notes 5 and 8 to the unaudited interim consolidated financial statements as appropriate.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

(b)	Consolidated statements of operations and deficit:

The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations and deficit accumulated during the development stage reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with United States GAAP.

	Three months ended		Six months ended
	December 31,		December 31,
	2007	2006	2007	2006
Loss for the period, based on Canadian GAAP	$(4,479,888)	$(8,352,471)	$(8,104,197)	$(18,051,328)
Amortization of acquired technologies (ii)	265,136	267,142	530,271	534,284
Loss for the period and comprehensive loss based on United States GAAP	$(4,214,752)	$(8,085,329)	$(7,573,926)	$(17,517,044)
Basic and diluted loss per share (iii)	$(0.08)	$(0.14)	$(0.14)	$(0.31)
Weighted average number of common shares outstanding	55,835,356	55,782,023	55,835,356	55,782,009
Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex	2,380,953	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

(i)
Under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002.  Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by Financial Accounting Standards Board ("FASB") Statement No. 123R in accordance with the modified prospective application method.  Accordingly, the Company has applied the fair value-based method to all employee stock options granted on or after July 1, 2005.  Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the statement of operations as the requisite service is rendered.  As there were no unvested awards as of July 1, 2005 that had been granted prior to July 1, 2002, there is no difference in the compensation expense recognized by the Company under Canadian GAAP and United States GAAP for the three months and six months ended December 31, 2007 and 2006.

Additional stock-based compensation disclosures required under United States GAAP:

As of December 31, 2007, total compensation cost related to non-vested awards not yet recognized is $1,534,003, and the weighted average period over which it is expected to be recognized is 1.51 years.

(ii)
Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies that require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs.  The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use.  Under Canadian GAAP, the acquired technologies are considered to be development assets that are capitalized and amortized over their expected useful lives.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

(iii)
Loss per common share has been calculated using the weighted average number of common shares outstanding during the period.  The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

(c)	Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented.  Shareholders' equity under United States GAAP is as follows:

			Deficit
			accumulated
			during the	Additional
			development	paid-in
	Warrants	Share capital	stage	capital	Total
Total shareholders' equity under United States GAAP, June 30, 2007	$4,553,308	$172,921,153	$(121,604,357)	$3,895,970	$59,766,074
Stock-based compensation	-	-	-	1,503,287	1,503,287
Loss for the period	-	-	(7,573,926)	-	(7,573,926)
Total shareholders' equity under United States GAAP, December 31,2007	4,553,308	172,921,153	(129,178,283)	5,399,257	53,695,435
Stock-based compensation expense	-	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	-	(2,752,506)	-	(2,752,506)
Total shareholders' equity under Canadian GAAP, December 31, 2007	$4,553,308	$172,921,153	$(126,400,938)	$7,160,369	$58,233,892

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

		Deficit
		accumulated
		during the	Additional
	Warrants and	development	paid-in
	share capital	stage	capital	Total
Total shareholders' equity under United States GAAP, June 30, 2006	$177,369,532	$(90,933,372)	$2,183,380	$88,619,540
Issued on warrants	1,875	-	-	1,875
Stock-based compensation	-	-	992,584	992,584
Loss for the period	-	(17,517,044)	-	(17,517,044)
Total shareholders' equity under United States GAAP, December 31, 2006	177,371,407	(108,450,416)	3,175,964	72,096,955
Stock-based compensation expense	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	(1,697,264)	-	(1,697,264)
Total shareholders' equity under Canadian GAAP, December 31, 2006	$177,371,407	$(104,617,829)	$4,937,076	$77,690,654

(d)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  United States GAAP requires such amounts to be accounted for as a reduction of income tax expense.  There is no impact on loss for the period as a result of this GAAP difference.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

(e)	Accounting changes:

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which is an interpretation of SFAS 109, Accounting for Income Taxes.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on July 1, 2007.  The implementation of FIN 48 did not result in any adjustment to the Company's beginning tax positions.  The Company continues to fully recognize its tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.  The Company does not expect any significant changes in its unrecognized tax benefits for the next 12 months.

The parent company and its Canadian subsidiary each files a Canadian federal and Ontario income tax return.  Generally, the Company is no longer subject to federal and provincial income tax examinations by Canadian tax authorities for year ends prior to June 30, 2003.  However, years 2000 to 2007 remain open with respect to related party transactions.

The Company's U.S. subsidiaries file a consolidated U.S. federal income tax return and consolidated and separate company income tax returns in many U.S. state jurisdictions.  Generally, the Company is no longer subject to federal and state income tax examinations by U.S. tax authorities for years prior to 1997.

The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  During the three months and six months ended December 31, 2007 and 2006, there were no such interest or penalties.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

(f)	Recently issued accounting pronouncements:

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically July 1, 2008 for the Company.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis.  SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007.  Early adoption is permitted subject to certain conditions; however, an early adopter must also adopt SFAS No. 157 at the same time.  The Company does not expect the adoption of SFAS 159 to have an impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued FASB Statement No. 141R ("SFAS 141R"), Business Combinations, which requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value.  SFAS 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone.  Under SFAS 141R, all business combinations will be accounted for by applying the acquisition method.  SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, specifically July 1, 2009 for the Company.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2007 and 2006
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

In December 2007, the FASB issued FASB Statement No. 160 ("SFAS 160"), Non-controlling Interests in Consolidated Financial Statements, which will require non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity.  SFAS 160 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  SFAS 160 is effective for annual periods beginning on or after December 15, 2008, specifically July 1, 2009 for the Company.  Earlier application is prohibited.  SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except that comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests and provide other disclosures required by SFAS 160.